Exhibit 12.1

CMS ENERGY CORPORATION

Ratios of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Dividends

In Millions, Except Ratios
	Six Months
	Ended	Year Ended December 31
	June 30, 2015	2014	2013	2012	2011	2010
Earnings as defined[1]
Pretax income from continuing operations	$406	$729	$756	$622	$606	$590
Exclude equity basis subsidiaries	1	(1)	(2)	(7)	(1)	(2)
Fixed charges as defined[2]	217	432	423	414	437	449
Earnings as defined[2]	$624	$1,160	$1,177	$1,029	$1,042	$1,037
Fixed charges as defined[1]
Interest on long-term debt	$193	$393	$385	$372	$396	$394
Estimated interest portion of lease rental	11	21	21	21	18	16
Other interest charges	14	19	18	23	25	42
Fixed charges as defined[2]	218	433	424	416	439	452
Preferred dividends	-	-	-	-	-	13
Combined fixed charges and preferred dividends	$218	$433	$424	$416	$439	$465
Ratio of earnings to fixed charges	2.86	2.68	2.78	2.47	2.37	2.29
Ratio of earnings to combined fixed charges and preferred dividends	2.86	2.68	2.78	2.47	2.37	2.23

1       Earnings and fixed charges as defined in instructions for Item 503 of Regulation S-K.

2       Preferred dividends of a consolidated subsidiary are included in fixed charges, but excluded from earnings as defined because the amount was not deducted in arriving at pretax income from continuing operations.